

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2019

Jeremiah Silkowski
Chief Executive Officer
SQN AIF IV, L.P.
100 Wall Street, 28th Floor
New York, NY 10005

> **Re: SQN AIF IV, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed April 2, 2018**
> **File No. 333-184550**

Dear Mr. Silkowski:

We issued comments on the above captioned filing on November 6, 2018 . On March 22,2019, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Tracey McKoy, Staff Accountant, at (202)551-3772 or, in her absence Tracie Mariner, Staff Accountant, at (202) 551-3744 or, Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction